UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: December 3, 2003

Commission File Number 01-18898

ROYAL AHOLD

(Translation of registrant’s name into English)

Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

On November 27, 2003, Koninklijke Ahold N.V. (“Ahold” or the “Company”) made public in The Netherlands certain additional information (the “Additional Information”) which supplements and/or modifies certain information contained in Ahold’s annual report on Form 20-F, as amended (the “20-F”), for the fiscal year ended December 29, 2002. The Additional Information is included in Exhibit 99.1 filed herewith. To the extent that there are any inconsistencies in information set forth in the Additional Information and information set forth in the 20-F for fiscal year ended December 29, 2002, as amended, the information set forth in the Additional Information supersedes or modifies information set forth in the 20-F for the fiscal year ended December 29, 2002, as amended.

This Form 6-K shall be deemed to be incorporated by reference into the prospectuses forming a part of the Company’s Registration Statements on Form F-3 and Form S-3 (No. 333-52934, No. 333-52934-01, No. 333-80245 and No. 333-80245-01) and the Company’s Registration Statements on Form S-8 (No. 333-09774, No. 333-70636, No. 333-07214, No. 333-07212 and No. 033-41068) and to be a part of such prospectuses from the date of the filing thereof.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL AHOLD

Date: December 3, 2003	/s/ H.R. RYÖPPÖNEN
	By:	H.R. Ryöppönen
	Title:	Executive Vice President and CFO

LIST OF EXHIBITS

The following exhibit has been filed as part of this Form 6-K:

Exhibit	Description

99.1	Additional Information made public in The Netherlands by the Company on November 27, 2003.